Exhibit 99.1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

25 July 2013

INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2013

Reed Elsevier, the global professional information company, reports underlying revenue, operating profit, and earnings growth on track.

Financial highlights

•     Underlying revenue growth +2% (+3% excluding biennial exhibition cycling) to £3,025m/€3,570m

•     Underlying adjusted operating profit growth +6% to £870m/€1,027m

•     Adjusted EPS +9% to 26.5p for Reed Elsevier PLC; +4% to €0.48 for Reed Elsevier NV

•     Interim dividend +11% to 6.65p for Reed Elsevier PLC; +2% to €0.132 for Reed Elsevier NV

•     Reported EPS -6% to 22.0p for Reed Elsevier PLC; -9% to €0.42 for Reed Elsevier NV

•     Net debt £3.3bn; 2.1x EBITDA pensions and lease adjusted (1.7x unadjusted)

Operational and strategic highlights

•     Positive underlying growth trends maintained

•     Continued evolution of business profile through organic development and portfolio reshaping

•     Electronic and face-to-face 83% of H1 revenue; growing at +5 to +7% underlying

•     Improved profitability reflects process innovation and portfolio development

•     £300m of share buybacks completed in H1 2013; further £300m to be deployed in remainder of 2013

Commenting on the results, Anthony Habgood, Chairman, said:

“Reed Elsevier grew underlying revenue, operating profit and earnings in the first half of 2013, and further strengthened the balance sheet. We are confident that Reed Elsevier remains on track to deliver on its strategic and financial priorities, and we are recommending an +11% increase in the interim dividend for Reed Elsevier PLC and a +2% increase for Reed Elsevier NV, in line with growth in adjusted earnings per share at constant exchange rates.”

Chief Executive Officer, Erik Engstrom, commented:

“In the first half of 2013 we continued to focus on improving our business profile, primarily through organic development. We invested in building out global technology platforms and launching new products and services. We also made a small number of targeted acquisitions which support our organic growth priorities, and disposed of several businesses that no longer fit our strategy.”

“The operating momentum in our business remains positive as we enter the second half, and although the outlook for the macro environment and its impact on our customer markets remains mixed, we continue to expect full year 2013 to be another year of underlying revenue, profit and earnings growth.”

“With a strong balance sheet and strong cash flow characteristics, and average acquisition spend comfortably covered by free cash flow, we will take a pragmatic approach to ensuring that the value compounding within the business translates into shareholder value. As a part of this, we intend to increase the scale of this year’s share buybacks to a total of £600m, approximately £200m beyond our expected full year gross disposal proceeds.”

Reed Elsevier 2013 Interim Results     2

REED ELSEVIER FINANCIAL AND OPERATIONAL HIGHLIGHTS

Reed Elsevier continued to make good progress against its strategic and financial priorities in H1 2013.

Revenue of £3,025m/€3,570m; underlying growth +2% (+3% excluding biennial exhibition cycling): The like for like underlying growth rate of +3% reflects continuing print revenue declines and +5 to +7% growth in electronic and face-to-face revenues, which now account for 83% of the total.

Adjusted operating profit £870m/€1,027m; underlying growth +6%: Underlying operating profits improved across Reed Elsevier reflecting a combination of process innovation and portfolio development. Reported operating profit, after amortisation of acquired intangible assets, grew +4% to £684m/+1% to €807m.

Interest and tax: Adjusted net finance costs were £15m/€22m lower at £92m/€109m reflecting the benefits of term debt refinancing initiatives over the last 12 months. The adjusted effective tax rate was essentially unchanged at 23.5%.

Adjusted EPS up +9% to 26.5p for Reed Elsevier PLC, up +4% to €0.48 for Reed Elsevier NV; constant currency growth +7%: Reported EPS growth was -6% to 22.0p for Reed Elsevier PLC, -9% to €0.42 for Reed Elsevier NV, principally reflecting the impact of higher one-off net gains on disposals in the prior year.

Equalised interim dividend up +11% to 6.65p for Reed Elsevier PLC; up +2% to €0.132 for Reed Elsevier NV: The difference in dividend growth rates reflects strengthening of the euro relative to sterling since last year’s interim dividend announcement date. The average interim dividend growth rate is in line with adjusted EPS growth at constant currency rates.

Net debt/EBITDA 2.1x adjusted 12 month trailing EBITDA on a pensions and lease adjusted basis (unadjusted 1.7x): Net debt was £3.3bn/€3.9bn on 30 June 2013. Capital expenditure remained at 5% of revenue in the first half and is expected to be similar for the full year. The adjusted operating cash flow conversion rate for the first half was lower at 85% reflecting timing of receivables and payables at the period end which is expected to reverse in the second half. For the full year we continue to expect a cash conversion rate of over 90%, in line with prior years.

Organic development: In H1 2013 we continued to build and roll out global technology platforms, launch new products and services into existing and adjacent segments, and expand our presence in high growth markets.

Acquisitions & disposals: In H1 2013 we completed a small number of targeted acquisitions of content and data assets across all market segments for a total consideration of £109m. We also disposed of businesses that no longer fit our strategy for a total consideration of £280m. Completed disposals include the pre-employment screening business of Risk Solutions, RBI Australia, RBI France, and a number of other businesses across Reed Elsevier.

Share buybacks: In H1 2013 we deployed £300m on share buybacks, broadly in line with gross disposal proceeds. Based on our strong financial position we expect to deploy a further £300m on buybacks in H2 2013, taking the full year total to £600m, approximately £200m beyond our expected full year gross disposal proceeds.

FULL YEAR 2013 OUTLOOK

The outlook for the macro environment, and its impact on our customer markets, remains mixed, and 2013 is a cycling out year for our exhibitions business. However, the operating momentum in our business remains positive as we enter the second half, and we continue to expect full year 2013 to be another year of underlying revenue, profit, and earnings growth.

Reed Elsevier 2013 Interim Results     3

REED ELSEVIER FINANCIAL SUMMARY

	£			€
	Six months ended 30 June			Six months ended 30 June
	2013 £m	2012† £m	Change	2013 € m	2012† € m	Change	Underlying growth rates
Revenue	3,025	3,053	-1%	3,570	3,725	-4%	+2%/+3	%*

Adjusted operating profit	870	832	+5%	1,027	1,015	+1%	+6%
Adjusted operating margin	28.8%	27.3%		28.8%	27.3%

Adjusted net finance costs	(92)	(107)		(109)	(131)

Adjusted profit before tax	778	725	+7%	918	884	+4%

Tax	(183)	(171)		(217)	(208)
Minority interests	(3)	(2)		(3)	(3)

Adjusted net profit	592	552	+7%	698	673	+4%

Reported net profit	509	552		601	673

Net borrowings	3,339	3,318		3,906	4,114

*	excluding biennial exhibition cycling

PARENT COMPANIES

	Reed Elsevier PLC					Reed Elsevier NV
	Six months ended 30 June					Six months ended 30 June
	2013 pence		2012† pence		Change	2013 €	2012† €	Change	Change at constant currencies
Adjusted earnings per share	26.5	p	24.3	p	+9%	€0.48	€0.46	+4%	+7%
Reported earnings per share	22.0	p	23.4	p	-6%	€0.42	€0.46	-9%
Ordinary dividend per share	6.65	p	6.00	p	+11%	€0.132	€0.130	+2%

Adjusted and underlying figures are additional performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 26. The reported operating profit figures are set out in note 2 on page 22. Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2012 full year average and hedge exchange rates.

†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 21.

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Reed Elsevier 2013 Interim Results     4

BUSINESS AREA ANALYSIS

	£			€
	Six months ended 30 June			Six months ended 30 June
	2013 £m	2012† £m	Change	2013 € m	2012† € m	Change	Underlying growth rates
Revenue
Scientific, Technical & Medical	1,008	978	+3%	1,190	1,193	0%	+2%
Risk Solutions	473	462	+2%	558	564	-1%	+8%
Business Information	286	347	-18%	338	423	-20%	+3%
Legal	773	780	-1%	912	952	-4%	+1%
Exhibitions	485	486	0%	572	593	-4%	+1%/+7%*

	3,025	3,053	-1%	3,570	3,725	-4%	+2%/+3%*

Adjusted operating profit
Scientific, Technical & Medical	372	352	+6%	439	430	+2%	+3%
Risk Solutions	212	191	+11%	250	233	+7%	+11%
Business Information	55	63	-12%	65	77	-16%	+14%
Legal	103	100	+3%	122	122	0%	+5%
Exhibitions	151	151	0%	178	184	-3%	+4%
Unallocated items	(23)	(25)		(27)	(31)

	870	832	+5%	1,027	1,015	+1%	+6%

*	excluding biennial exhibition cycling
†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 21.

Reed Elsevier 2013 Interim Results     5

Operating and financial review

OPERATING REVIEW

Scientific, Technical & Medical

	£				€
	Six months ended 30 June				Six months ended 30 June
	2013 £m	2012 £m	Change		2013 € m	2012 €m	Change		Change at constant currencies	Underlying growth rates
Revenue	1,008	978	+3%		1,190	1,193	0%		0%	+2%

Adjusted operating profit	372	352	+6%		439	430	+2%		+2%	+3%
Adjusted operating margin	36.9%	35.9%	+1.0	%pts	36.9%	35.9%	+1.0	%pts

Business trends have remained broadly unchanged in H1 2013, with good growth in databases & tools and in primary research submissions and usage across all segments. Revenues from print book sales to individuals and pharma promotion continued to decline.

Underlying revenues grew +2% and underlying adjusted operating profits grew +3%.

In primary research, growth in article submissions and usage remained strong across the scientific, technical and medical segments, and journal quality, as measured by impact factor, continued to improve. Revenue growth was driven by solid subscription renewals and new sales, particularly in emerging markets. “Author pays” or “author’s funder pays” article volumes continued to grow strongly from a small base. Good growth in scientific databases & tools and electronic clinical solutions was also supported by strong new sales.

Print book sales to individuals and pharma promotion continued to decline reflecting a combination of format migration in education and structural changes in the pharmaceutical industry.

The H1 2013 results reflect the impact of portfolio development in 2012 and H1 2013. Disposals included print assets such as Focal Press, Emergency Medical Solutions, the International Medical News Group and some Italian assets. We also supported our organic growth strategy with small targeted acquisitions, including Mendeley, an online reference management and collaboration solution.

Full year 2013 outlook: The customer environment remains broadly unchanged on last year, with variations by geography and customer segment. In H2 we expect continued volume growth and strong demand for electronic products and solutions. Overall, the scientific, technical & medical business is on track to deliver modest underlying revenue growth for the full year 2013.

Reed Elsevier 2013 Interim Results     6

Operating and financial review

Risk Solutions

	£				€
	Six months ended 30 June				Six months ended 30 June
	2013 £m	2012 £m	Change		2013 € m	2012 €m	Change		Change at constant currencies	Underlying growth rates
Revenue	473	462	+2%		558	564	-1%		+0%	+8%

Adjusted operating profit	212	191	+11%		250	233	+7%		+8%	+11%
Adjusted operating margin	44.8%	41.3%	+3.5	%pts	44.8%	41.3%	+3.5	%pts

Positive momentum in underlying revenue growth continued in H1 2013, with all business segments achieving strong growth. Revenue growth was driven by good take up of new products and higher volumes across segments. The improvement in adjusted operating margin largely reflects the impact of portfolio changes, with the rate of investment in new product development maintained.

Underlying revenues grew +8% and underlying adjusted operating profits grew +11%.

Revenue growth in the insurance segment was driven by volume growth in the core underwriting business, good take up of new products and services across the insurance workflow, and expansion into adjacent market verticals.

Business Services growth in H1 reflected strong demand for identity authentication and fraud detection solutions across markets, and some strong but potentially temporary volume effects in financial services.

Strong government revenue growth reflected new product sales driving good growth in both federal and state & local markets.

The H1 results reflect the impact of portfolio changes during the period, including the disposal of the pre-employment screening business, and some small acquisitions, which together had the effect of reducing reported revenues but increasing the adjusted operating profit margin.

Full year 2013 outlook: The long term underlying growth drivers of the Risk Solutions business remain strong across all segments. In the remainder of the year we expect good growth in insurance to continue, although some uncertainty remains in financial services and government markets.

Reed Elsevier 2013 Interim Results     7

Operating and financial review

Business Information

		£				€
	Six months ended 30 June				Six months ended 30 June
	2013 £m	2012 £m	Change		2013 € m	2012 €m	Change		Change at constant currencies	Underlying growth rates
Revenue	286	347	-18%		338	423	-20%		-19%	+3%

Adjusted operating profit	55	63	-12%		65	77	-16%		-13%	+14%
Adjusted operating margin	19.3%	18.2%	+1.1	%pts	19.3%	18.2%	+1.1	%pts

Underlying revenue growth improved slightly in H1 2013 reflecting continued good growth in data services, modest growth elsewhere, and portfolio development. Focus on process efficiency, together with the portfolio changes, drove a further improvement in adjusted operating profit margin.

Underlying revenues grew +3%, and underlying adjusted operating profits grew +14%.

Major Data Services, which now accounts for around 50% of continuing portfolio revenue, achieved strong growth in H1 driven by BankersAccuity and ICIS. US construction data markets remained weak.

Leading Brands and Other Business Magazines & Services were stable, despite weak print advertising markets.

The 1.1 percentage point improvement in adjusted operating profit margin to 19.3% reflects a combination of process efficiency and the transformation of the business profile through portfolio reshaping.

Disposals completed over the last 18 months that have impacted the H1 results include Totaljobs, Variety, Electronics Weekly, Caterer and Hotelkeeper, RBI Australia, RBI Spain, and RBI France.

Full year 2013 outlook: We expect continued good growth in Major Data Services, stable Leading Brands, and weak print advertising markets.

Reed Elsevier 2013 Interim Results     8

Operating and financial review

Legal

		£				€
	Six months ended 30 June				Six months ended 30 June
	2013 £m	2012 £m	Change		2013 € m	2012 €m	Change		Change at constant currencies	Underlying growth rates
Revenue	773	780	-1%		912	952	-4%		-3%	+1%

Adjusted operating profit	103	100	+3%		122	122	0%		+2%	+5%
Adjusted operating margin	13.4%	12.8%	+0.6	%pts	13.4%	12.8%	+0.6	%pts

Underlying revenue trends in H1 2013 have remained similar to 2012, with legal markets in the US and Europe remaining subdued. Electronic revenues, which now account for nearly 80% of the total, showed good growth, largely offset by continued print declines. Good progress was made on the continued roll out of new platforms and products.

Underlying revenues grew +1%, and underlying operating profits grew +5%.

In the US online research and litigation services grew modestly despite subdued market conditions. The roll out of new product releases continued with 60% of customers active on the New Lexis platform at period end.

In our major European markets conditions remain weak, with growth in online solutions largely offset by print declines. Other international markets achieved good growth.

The improvement in adjusted operating profit margin reflects our focus on process improvement as well as some initial decommissioning of old infrastructure.

The H1 results reflect the impact of portfolio reshaping, including the disposal of the US document retrieval and filing business in late 2012, and other small print assets.

Full year 2013 outlook: We will continue the roll out of our new platforms and products in the second half of 2013, and will maintain our focus on process efficiency. Our customer markets remain subdued, however, limiting the scope for growth.

Reed Elsevier 2013 Interim Results     9

Operating and financial review

Exhibitions

	£				€
	Six months ended 30 June				Six months ended 30 June
	2013 £m	2012 £m	Change		2013 € m	2012 €m	Change		Change at constant currencies	Underlying growth rates
Revenue	485	486	0%		572	593	-4%		+1%	+1%/+7	%*

Adjusted operating profit	151	151	0%		178	184	-3%		+2%	+4%
Adjusted operating margin	31.0%	31.1%	-0.1	%pts	31.0%	31.1%	-0.1	%pts

*	excluding biennial exhibition cycling

In H1 2013 underlying revenue growth was +7% excluding the effect of biennial show cycling. While growth in Europe was modest, the US, Japan, Brazil and other markets all grew well.

Underlying revenues grew +1% (+7% excluding biennial cycling), and underlying adjusted operating profits grew +4%.

US shows reported strong growth in visitor numbers and strong revenue growth.

In Europe good growth in international events more than offset softness in some domestic continental European events, resulting in modest overall growth.

Japan achieved good growth, supported by leadership of the alternative energy sector, and Brazil and China generated strong growth.

In H1 2013 we launched 16 new events, primarily in high growth geographies and sectors, including the highly successful launch of World Travel Market Latin America, building on a global franchise.

The H1 results reflect the impact of a number of portfolio changes, including the acquisition of Expo Ferretera in Mexico earlier this year, All Energy in Australia, the Agenda portfolio in the US, and the Auto Aftermarket Fair in China during 2012. Disposals include a number of Spanish events as well as several smaller events across geographies.

Full year 2013 outlook: We continue to expect growth to be good in the US and Japan, limited in Europe, and strong in other markets. However, 2013 is a cycling out year, reducing underlying revenue growth by 5-6 percentage points for the full year.

Reed Elsevier 2013 Interim Results     10

Operating and financial review

FINANCIAL REVIEW

Adjusted figures

		£			€
	Six months ended 30 June			Six months ended 30 June
	2013 £m	2012† £m	Change %	2013 € m	2012† € m	Change %	Change at constant currencies	Underlying growth rates
Adjusted figures
Revenue	3,025	3,053	-1%	3,570	3,725	-4%	-3%	+2%/+3	%*
Operating profit	870	832	+5%	1,027	1,015	+1%	+2%	+6%
Operating margin	28.8%	27.3%		28.8%	27.3%
Profit before tax	778	725	+7%	918	884	+4%	+5%
Net profit	592	552	+7%	698	673	+4%	+5%
Operating cash flow	739	778	-5%	872	949	-8%	-7%
Operating cash flow conversion	85%	94%		85%	94%

*	excluding biennial exhibition cycling
†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 21. Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures primarily exclude items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliation between the reported and adjusted figures are set out in note 4 to the combined financial information on page 26.

Underlying revenue growth was +2%, or +3% excluding biennial exhibition cycling. Reported revenue was £3,025m/€3,570m (2012: £3,053m/€3,725m), down -1% expressed in sterling and down -4% in euros. At constant currencies, revenue was down -3% compared with the prior year first half.

Underlying adjusted operating profit growth was +6%. Total adjusted operating profit was £870m/€1,027m (2012: £832m/€1,015m), up +5% expressed in sterling and +1% in euros. At constant currencies, adjusted operating profits were up +2%.

Operating costs decreased by -4% at constant currencies, including acquisitions and disposals. Underlying costs were up +1%, reflecting investment in global technology platforms and launching of new products and services, partly offset by continued improvements in process efficiency.

The overall adjusted operating margin at 28.8% was 1.5 percentage points higher than in the prior first half. This included a 0.4 percentage point benefit to margin from portfolio change and a 0.2 percentage point benefit from the Elsevier subscription currency hedging programme.

Net finance costs were lower at £92m/€109m (2012: £107m/€131m), excluding the pension financing charge. This reflects the benefit of term debt refinancing at lower rates.

Adjusted profit before tax was £778m/€918m (2012: £725m/€884m), up +7% expressed in sterling and +4% in euros, and up +5% at constant currencies, reflecting the increase in adjusted operating profits and lower interest charges.

The effective tax rate on adjusted profit before tax at 23.5% was in line with the prior year first half. The effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, and includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on the financial position of Reed Elsevier is expected.

Reed Elsevier 2013 Interim Results     11

Operating and financial review

The adjusted net profit attributable to shareholders of £592m/€698m (2012: £552m/€673m) was up +7% expressed in sterling and up +4% in euros, and up +5% at constant currencies.

Reported figures

		£			€
	Six months ended 30 June			Six months ended 30 June
	2013 £m	2012† £m	Change %	2013 € m	2012† € m	Change %	Change at constant currencies
Reported figures
Operating profit	684	657	+4%	807	801	+1%	+2%
Profit before tax	626	647	-3%	739	790	-6%	-5%
Net profit	509	552	-8%	601	673	-11%	-10%

†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 21.

Reported operating profit, after amortisation of acquired intangible assets and acquisition related costs, was £684m/€807m (2012: £657m/€801m). The increase principally reflects the improved trading performance described in the Operating Review.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £161m/€190m (2012: £166m/€203m). Acquisition related costs amounted to £21m/€25m (2012: £8m/€10m), including a charge for certain deferred consideration payments required to be expensed under IFRS.

The reported profit before tax was £626m/€739m (2012: £647m/€790m).

Reported net finance costs include a charge of £10m/€11m (2012: £6m/€7m) in respect of the defined benefit pension schemes. Pre-tax disposal gains were £44m/€52m (2012: £103m/€127m) arising largely from the sale of Risk Solutions’ pre-employment screening business, offset by a related tax charge of £47m/€55m (2012: tax credit of £33m/€39m).

The reported tax charge was £114m/€135m (2012: £93m/€114m). The reported net profit attributable to the parent companies’ shareholders was £509m/€601m (2012: £552m/€673m).

Cash flows

Adjusted operating cash flow was £739m/€872m (2012: £778m/€949m). The rate of conversion of adjusted operating profits into cash flow in the first half was 85% (2012: 94%), reflecting the timing of receivables and payables at the end of the period. These timing effects are largely expected to reverse in the second half.

Capital expenditure included within adjusted operating cash flow was £152m/€179m (2012: £150m/€183m), including £124m/€146m (2012: £121m/€148m) in respect of capitalised development costs included within internally generated intangible assets, with capital expenditure for the year somewhat weighted to the second half. This reflects the sustained investment in global technology platforms and new products, particularly in the Legal business. Depreciation and the amortisation of capitalised development costs was £127m/€150m (2012: £113m/€138m).

Free cash flow – after interest and taxation – was £483m/€570m (2012: £552m/€673m) before acquisition related spend and cash flows relating to prior year exceptional restructuring programmes. The decrease compared with the prior first half is after higher taxes paid of £170m/€201m (2012: £126m/€154m), reflecting higher taxable profits, predominantly in the US.

Reed Elsevier 2013 Interim Results     12

Operating and financial review

Payments made in respect of acquisition related costs amounted to £16m/€19m (2012: £25m/€30m). Payments in respect of prior year exceptional restructuring programmes were £4m/€5m (2012: £18m/€22m), principally relating to vacant property costs. Tax receipts in respect of acquisition related and exceptional restructuring costs were £8m/€10m (2012: £11m/€13m).

Free cash flow before dividends was £471m/€556m (2012: £520m/€634m). Ordinary dividends paid to shareholders in the first half, being the prior year final dividends, amounted to £395m/€466m (2012: £377m/€460m). Free cash flow after dividends was £76m/€90m (2012: £143m/€174m).

Cash spend on acquisitions and other investments was £85m/€100m, including deferred consideration of £4m/€5m on past acquisitions.

Net cash proceeds from disposals in the first half amounted to £226m/€266m, after related separation and transaction costs. Net cash tax paid in respect of disposals was £22m/€26m (2012: £2m/€2m).

Share repurchases by the parent companies were £300m/€354m (2012: nil). Net proceeds from the exercise of share options were £80m/€94m (2012: £5m/€6m).

Debt

Net borrowings at 30 June 2013 were £3,339m/€3,906m, an increase of £212m/€60m since 31 December 2012. The majority of our borrowings are denominated in US dollars and the weakening of sterling and euro against the dollar since the start of the year has resulted in higher net borrowings when translated at period end rates. Excluding currency translation effects, net borrowings increased by £32m/€38m, with share repurchases and acquisitions substantially funded from free cash flow and divestment proceeds. Expressed in US dollars, net borrowings at 30 June 2013 were $5,070m, a decrease of $9m since 31 December 2012.

Gross borrowings, including fair value adjustments, at 30 June 2013 amounted to £3,790m/€4,434m (31 December 2012: £3,892m/€4,787m). The fair value of related derivative financial instruments was £77m/€90m (31 December 2012: £124m/€153m). Cash balances totalled £374m/€438m (31 December 2012: £641m/€788m).

The effective cost of our gross borrowings was 4.9% in the first half, down from 5.6% for the year ended 31 December 2012. As at 30 June 2013, after taking into account interest rate and currency derivatives, a total of 60% of Reed Elsevier’s gross borrowings were at fixed rates with a weighted average remaining life of 5.8 years.

Net pension obligations, ie pension obligations less pension assets, at 30 June 2013 were £381m/€446m (31 December 2012: £466m/€573m) including a net deficit of £217m/€254m (31 December 2012: £306m/€376m) in respect of funded schemes. The reduced deficit reflects an improvement in asset values over the period.

The ratio of net debt to 12 months trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) as at 30 June 2013 was 2.1x (31 December 2012: 2.2x) on a pensions and lease adjusted basis. On an unadjusted basis net debt to EBITDA was 1.7x (31 December 2012: 1.7x). Reed Elsevier aims to operate at credit metrics consistent with a solid investment grade credit rating.

Liquidity

During July 2013, Reed Elsevier’s committed bank facility, maturing in June 2015, was cancelled and replaced with a new $2,000m facility, maturing in July 2018. This back-up facility provides security of funding for short term debt.

Reed Elsevier 2013 Interim Results     13

Operating and financial review

In March 2013, $309m of US dollar denominated fixed rate term debt maturing in January 2019, with a coupon of 8.625%, was exchanged for $389m of the 3.125% term debt due in 2022 and cash. In June 2013, $282m of Swiss Franc denominated fixed rate term debt due in 2018 was issued at a coupon of 1.0%.

Reed Elsevier has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature.

PARENT COMPANIES

	Reed Elsevier PLC					Reed Elsevier NV			Change at constant currencies
	Six months ended 30 June					Six months ended 30 June
	2013 pence		2012† pence		Change %	2013 €	2012† €	Change %
Reported earnings per share	22.0	p	23.4	p	-6%	€0.42	€0.46	-9%
Adjusted earnings per share	26.5	p	24.3	p	+9%	€0.48	€0.46	+4%	+7%
Ordinary dividend per share	6.65	p	6.00	p	+11%	€0.132	€0.130	+2%

†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 21.

The reported earnings per share for Reed Elsevier PLC shareholders was 22.0p (2012: 23.4p) and for Reed Elsevier NV shareholders was €0.42 (2012: €0.46) reflecting lower disposal related gains in the first half, partly offset by a one-off deferred tax credit.

Adjusted earnings per share were up +9% at 26.5p (2012: 24.3p) and up +4% at €0.48 (2012: €0.46) for Reed Elsevier PLC and Reed Elsevier NV respectively. At constant currencies, the adjusted earnings per share of both companies increased by +7%.

The equalised interim dividends declared by the respective boards are 6.65p per share for Reed Elsevier PLC and €0.132 per share for Reed Elsevier NV, up +11% and +2% respectively against the prior year interim dividends. (The difference in growth rates in the equalised interim dividends reflects the strengthening of the euro relative to sterling since the prior year interim dividend announcement date from €1.27:£1 to €1.16:£1.)

Dividend cover, based on adjusted earnings per share for the last 12 months to 30 June 2013, and the aggregate 2012 final and 2013 interim dividends, is 2.2 times (2012: 2.1x) for Reed Elsevier PLC and 2.0 times (2012: 1.9x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

In the first half, 22.6m Reed Elsevier PLC shares and 13.1m Reed Elsevier NV shares were repurchased, partially mitigating the earnings per share dilution from divestments. As at 30 June 2013, shares in issue for Reed Elsevier PLC and Reed Elsevier NV respectively amounted to 1,174.0m and 676.1m (excluding R shares).

PRINCIPAL RISKS

The principal risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.

Reed Elsevier 2013 Interim Results     14

Operating and financial review

The principal risks and uncertainties which could affect the combined businesses for the remainder of the financial year remain unchanged from those set out on pages 58 to 60 of the Reed Elsevier Annual Reports and Financial Statements 2012, and are summarised below:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and government funding.

•

Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services if we were unable to arrange for substitute sources in a timely manner or at all.

•

Our scientific, technical & medical (STM) primary publications, like those of most of our competitors, are principally published on a paid subscription basis. There is continuous debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

•

Reed Elsevier’s businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•

From time to time we acquire businesses to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.

•

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. They could be adversely affected if our electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

•

Our businesses maintain databases and information online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss or litigation and increased regulation.

•

Our organisational and operational structures have increased dependency on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

Reed Elsevier 2013 Interim Results     15

Operating and financial review

•

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. Inability to recruit, motivate or retain such people could adversely affect our business performance.

•

We operate a number of pension schemes around the world. Historically, the largest schemes have been of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with those defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to inter alia asset values, discount rates or inflation could increase future pension costs and funding requirements.

•

Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities or interpreted differently which could adversely affect our reported results.

•

The Reed Elsevier combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

•	Macro economic, political and market conditions may also adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

•

As a world leading provider of professional information solutions to the scientific, technical & medical, risk solutions & business information, legal, and exhibitions markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•

Reed Elsevier and its businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through our paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

Reed Elsevier 2013 Interim Results     16

Combined financial information

Condensed combined income statement

For the six months ended 30 June 2013

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2012 Restated £m	2012 Restated €m		2013 £m	2012 Restated £m	2013 € m	2012 Restated €m
6,116	7,523	Revenue	3,025	3,053	3,570	3,725
(2,139)	(2,631)	Cost of sales	(1,051)	(1,058)	(1,241)	(1,291)

3,977	4,892	Gross profit	1,974	1,995	2,329	2,434
(1,015)	(1,249)	Selling and distribution costs	(494)	(554)	(583)	(676)
(1,653)	(2,033)	Administration and other expenses	(807)	(799)	(952)	(975)

1,309	1,610	Operating profit before joint ventures	673	642	794	783
24	29	Share of results of joint ventures	11	15	13	18

1,333	1,639	Operating profit	684	657	807	801

16	20	Finance income	9	5	11	6
(243)	(299)	Finance costs	(111)	(118)	(131)	(144)

(227)	(279)	Net finance costs	(102)	(113)	(120)	(138)

45	56	Disposals and other non operating items	44	103	52	127

1,151	1,416	Profit before tax	626	647	739	790
(102)	(126)	Taxation	(114)	(93)	(135)	(114)

1,049	1,290	Net profit for the period	512	554	604	676

		Attributable to:
1,044	1,284	Parent companies’ shareholders	509	552	601	673
5	6	Non-controlling interests	3	2	3	3

1,049	1,290	Net profit for the period	512	554	604	676

Condensed combined statement of comprehensive income

For the six months ended 30 June 2013

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2012 Restated £m	2012 Restated €m		2013 £m	2012 Restated £m	2013 € m	2012 Restated €m
1,049	1,290	Net profit for the period	512	554	604	676

		Items that will not be reclassified to profit or loss:
(293)	(360)	Actuarial gains/(losses) on defined benefit pension schemes	86	(183)	101	(223)
96	118	Tax on items that will not be reclassified to profit or loss	(33)	57	(39)	70

(197)	(242)	Total items that will not be reclassified to profit or loss	53	(126)	62	(153)

		Items that may be reclassified subsequently to profit or loss:
(136)	(102)	Exchange differences on translation of foreign operations	174	(38)	67	43
11	14	Transfer to net profit on disposal of available for sale investments	—	11	—	13
70	86	Fair value movements on cash flow hedges	(7)	13	(8)	16
21	26	Transfer to net profit from cash flow hedge reserve (net of tax)	(1)	10	(1)	12
(19)	(24)	Tax on items that may be reclassified to profit or loss	—	(4)	—	(5)

(53)	—	Total items that may be reclassified to profit or loss	166	(8)	58	79

(250)	(242)	Other comprehensive income/(expense) for the period	219	(134)	120	(74)

799	1,048	Total comprehensive income for the period	731	420	724	602

		Attributable to:
794	1,042	Parent companies’ shareholders	728	418	721	599
5	6	Non-controlling interests	3	2	3	3

799	1,048	Total comprehensive income for the period	731	420	724	602

Reed Elsevier 2013 Interim Results     17

Combined financial information

Condensed combined statement of cash flows

For the six months ended 30 June 2013

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2012 £m	2012 €m		2013 £m	2012 £m	2013 € m	2012 €m
		Cash flows from operating activities
1,847	2,272	Cash generated from operations	857	862	1,011	1,052
(231)	(284)	Interest paid	(91)	(106)	(107)	(129)
7	9	Interest received	5	6	6	7
(216)	(266)	Tax paid	(184)	(117)	(217)	(143)

1,407	1,731	Net cash from operating activities	587	645	693	787

		Cash flows from investing activities
(316)	(389)	Acquisitions	(78)	(173)	(92)	(211)
(70)	(86)	Purchases of property, plant and equipment	(28)	(29)	(33)	(35)
(263)	(323)	Expenditure on internally developed intangible assets	(124)	(121)	(146)	(148)
(7)	(9)	Purchase of investments	(7)	—	(8)	—
7	9	Proceeds from disposals of property, plant and equipment	1	7	1	8
153	188	Net proceeds from other disposals	226	118	266	144
20	25	Dividends received from joint ventures	13	16	15	20

(476)	(585)	Net cash from/(used in) investing activities	3	(182)	3	(222)

		Cash flows from financing activities
(521)	(641)	Dividends paid to shareholders of the parent companies	(395)	(377)	(466)	(460)
(4)	(5)	Distributions to non-controlling interests	(1)	(1)	(1)	(1)
(434)	(534)	Increase/(decrease) in short term bank loans, overdrafts and commercial paper	191	(42)	226	(51)
592	728	Issuance of other loans	183	—	216	—
(437)	(538)	Repayment of other loans	(603)	(328)	(712)	(400)
(4)	(5)	Repayment of finance leases	(5)	(2)	(6)	(2)
7	9	Disposal of non-controlling interests	—	7	—	8
(250)	(308)	Repurchase of ordinary shares	(300)	—	(354)	—
48	59	Proceeds on issue of ordinary shares	80	5	94	6

(1,003)	(1,235)	Net cash used in financing activities	(850)	(738)	(1,003)	(900)

(72)	(89)	Decrease in cash and cash equivalents	(260)	(275)	(307)	(335)

		Movement in cash and cash equivalents
726	871	At start of period	641	726	788	871
(72)	(89)	Decrease in cash and cash equivalents	(260)	(275)	(307)	(335)
(13)	6	Exchange translation differences	(7)	(26)	(43)	(9)

641	788	At end of period	374	425	438	527

Reed Elsevier 2013 Interim Results     18

Combined financial information

Condensed combined statement of financial position

As at 30 June 2013

				£		€
As at 31 December			As at 30 June		As at 30 June
2012 £m	2012 €m		2013 £m	2012 £m	2013 € m	2012 €m
		Non-current assets
4,545	5,591	Goodwill	4,857	4,770	5,683	5,915
3,275	4,028	Intangible assets	3,406	3,431	3,985	4,254
100	123	Investments in joint ventures	103	95	120	118
79	97	Other investments	91	95	106	118
264	325	Property, plant and equipment	268	266	314	330
79	97	Deferred tax assets	133	43	156	53
138	170	Derivative financial instruments	52	104	61	129

8,480	10,431		8,910	8,804	10,425	10,917

		Current assets
159	196	Inventories and pre-publication costs	166	178	194	221
1,380	1,697	Trade and other receivables	1,171	1,129	1,370	1,400
57	70	Derivative financial instruments	89	51	104	63
641	788	Cash and cash equivalents	374	425	438	527

2,237	2,751		1,800	1,783	2,106	2,211

297	365	Assets held for sale	99	63	116	78

11,014	13,547	Total assets	10,809	10,650	12,647	13,206

		Current liabilities
2,544	3,129	Trade and other payables	2,319	2,269	2,713	2,814
11	14	Derivative financial instruments	13	29	15	36
730	898	Borrowings	1,020	1,191	1,193	1,477
603	742	Taxation	672	689	787	854
30	37	Provisions	33	42	39	52

3,918	4,820		4,057	4,220	4,747	5,233

		Non-current liabilities
—	—	Derivative financial instruments	21	15	25	19
3,162	3,889	Borrowings	2,770	2,659	3,241	3,297
919	1,130	Deferred tax liabilities	970	957	1,135	1,187
466	573	Net pension obligations	381	396	446	491
139	171	Provisions	132	102	154	126

4,686	5,763		4,274	4,129	5,001	5,120

96	118	Liabilities associated with assets held for sale	36	31	42	38

8,700	10,701	Total liabilities	8,367	8,380	9,790	10,391

2,314	2,846	Net assets	2,442	2,270	2,857	2,815

		Capital and reserves
223	274	Combined share capitals	225	222	263	275
2,727	3,354	Combined share premiums	2,889	2,674	3,380	3,316
(899)	(1,106)	Combined shares held in treasury	(1,183)	(646)	(1,384)	(801)
(23)	161	Translation reserve	96	84	300	292
252	121	Other combined reserves	376	(92)	252	(302)

2,280	2,804	Combined shareholders’ equity	2,403	2,242	2,811	2,780
34	42	Non-controlling interests	39	28	46	35

2,314	2,846	Total equity	2,442	2,270	2,857	2,815

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 24 July 2013.

Reed Elsevier 2013 Interim Results     19

Combined financial information

Condensed combined statement of changes in equity

For the six months ended 30 June 2013

								£
	Combined shareholders’ equity
	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Total £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2013	223	2,727	(899)	(23)	252	2,280	34	2,314
Total comprehensive income for the period	—	—	—	174	554	728	3	731
Dividends paid	—	—	—	—	(395)	(395)	(1)	(396)
Issue of ordinary shares, net of expenses	—	80	—	—	—	80	—	80
Repurchase of ordinary shares	—	—	(300)	—	—	(300)	—	(300)
Increase in share based remuneration reserve	—	—	—	—	10	10	—	10
Settlement of share awards	—	—	39	—	(39)	—	—	—
Exchange differences on translation of capital and reserves	2	82	(23)	(55)	(6)	—	3	3

Balance at 30 June 2013	225	2,889	(1,183)	96	376	2,403	39	2,442

Balance at 1 January 2012	223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive income for the period	—	—	—	(38)	456	418	2	420
Dividends paid	—	—	—	—	(377)	(377)	(1)	(378)
Issue of ordinary shares, net of expenses	—	5	—	—	—	5	—	5
Increase in share based remuneration reserve	—	—	—	—	18	18	—	18
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Disposal of non-controlling interests	—	—	—	—	6	6	1	7
Exchange differences on translation of capital and reserves	(1)	(54)	10	34	11	—	—	—

Balance at 30 June 2012	222	2,674	(646)	84	(92)	2,242	28	2,270

Balance at 1 January 2012	223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive income for the year	—	—	—	(136)	930	794	5	799
Dividends paid	—	—	—	—	(521)	(521)	(4)	(525)
Issue of ordinary shares, net of expenses	1	47	—	—	—	48	—	48
Repurchase of ordinary shares	—	—	(250)	—	—	(250)	—	(250)
Increase in share based remuneration reserve	—	—	—	—	31	31	—	31
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	9	9
Disposal of non-controlling interests	—	—	—	—	6	6	1	7
Exchange differences on translation of capital and reserves	(1)	(43)	7	25	12	—	(2)	(2)

Balance at 31 December 2012	223	2,727	(899)	(23)	252	2,280	34	2,314

Reed Elsevier 2013 Interim Results     20

Combined financial information

Condensed combined statement of changes in equity

For the six months ended 30 June 2013

								€
	Combined shareholders’ equity
	Combined share capitals €m	Combined share premiums €m	Combined shares held in treasury €m	Translation reserve €m	Other combined reserves €m	Total €m	Non- controlling interests €m	Total equity €m
Balance at 1 January 2013	274	3,354	(1,106)	161	121	2,804	42	2,846
Total comprehensive income for the period	—	—	—	67	654	721	3	724
Dividends paid	—	—	—	—	(466)	(466)	(1)	(467)
Issue of ordinary shares, net of expenses	—	94	—	—	—	94	—	94
Repurchase of ordinary shares	—	—	(354)	—	—	(354)	—	(354)
Increase in share based remuneration reserve	—	—	—	—	12	12	—	12
Settlement of share awards	—	—	46	—	(46)	—	—	—
Exchange differences on translation of capital and reserves	(11)	(68)	30	72	(23)	—	2	2

Balance at 30 June 2013	263	3,380	(1,384)	300	252	2,811	46	2,857

Balance at 1 January 2012	268	3,268	(796)	297	(431)	2,606	30	2,636
Total comprehensive income for the period	—	—	—	43	556	599	3	602
Dividends paid	—	—	—	—	(460)	(460)	(1)	(461)
Issue of ordinary shares, net of expenses	—	6	—	—	—	6	—	6
Increase in share based remuneration reserve	—	—	—	—	22	22	—	22
Settlement of share awards	—	—	9	—	(9)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Disposal of non-controlling interests	—	—	—	—	7	7	1	8
Exchange differences on translation of capital and reserves	7	42	(14)	(48)	13	—	1	1

Balance at 30 June 2012	275	3,316	(801)	292	(302)	2,780	35	2,815

Balance at 1 January 2012	268	3,268	(796)	297	(431)	2,606	30	2,636
Total comprehensive income for the year	—	—	—	(102)	1,144	1,042	6	1,048
Dividends paid	—	—	—	—	(641)	(641)	(5)	(646)
Issue of ordinary shares, net of expenses	1	58	—	—	—	59	—	59
Repurchase of ordinary shares	—	—	(308)	—	—	(308)	—	(308)
Increase in share based remuneration reserve	—	—	—	—	38	38	—	38
Settlement of share awards	—	—	9	—	(9)	—	—	—
Acquisitions	—	—	—	—	—	—	11	11
Disposals of non-controlling interests	—	—	—	—	8	8	1	9
Exchange differences on translation of capital and reserves	5	28	(11)	(34)	12	—	(1)	(1)

Balance at 31 December 2012	274	3,354	(1,106)	161	121	2,804	42	2,846

Reed Elsevier 2013 Interim Results     21

Notes to the combined financial information

1	Basis of preparation

The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the six months ended 30 June 2013.

The combined financial information for the six months ended 30 June 2013 and the comparative amounts to 30 June 2012 are unaudited but have been reviewed. The combined financial information for the year ended 31 December 2012 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2012, which received an unqualified audit report.

The combined financial information has been prepared in accordance with IAS34 Interim Financial Reporting and the Reed Elsevier accounting policies. Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and issued by the International Accounting Standards Board, and are described on pages 98 to 103 of the Reed Elsevier Annual Reports and Financial Statements 2012. Accounting policies and valuation techniques relating to fair value measurements are described on pages 100 and 101 of the Reed Elsevier Annual Reports and Financial Statements 2012. Financial information is presented in both sterling and euros.

Standards and amendments effective for the period

IAS19 Employee Benefits. With effect from 1 January 2013, IAS19 Employee Benefits (revised) inter alia changes the methodology used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are calculated by reference to the discount rate of high quality corporate bonds (being also the discount rate applied in the calculation of pension obligations) and are no longer based on the expected returns on scheme assets. The effect is to reduce the asset returns recognised in the income statement.

Adoption of IAS19 (revised) has had no impact on Reed Elsevier’s combined statement of financial position and statement of cash flows. The net pension financing credit or charge is now presented within net finance costs in Reed Elsevier’s combined income statement, rather than within operating profit as previously reported. Given that the revised standard may introduce greater volatility to the income statement, the net pension financing credit or charge has been excluded from the adjusted figures used by Reed Elsevier as additional performance measures.

As required under the revised standard, comparative figures have been restated. For the six month period ended 30 June 2012 on a reported basis, operating profits are £13m/€16m lower and net finance costs are £6m/€7m higher than previously reported. On an adjusted basis, profit before tax is £13m/€16m lower. For the year ended 31 December 2012, operating profits are £25m/€31m lower and net finance costs are £11m/€13m higher than previously reported. On an adjusted basis, profit before tax is £25m/€30m lower.

With effect from 1 January 2013 Reed Elsevier also adopted IFRS10 Consolidated Financial Statements, IFRS11 Joint Arrangements, IFRS12 Disclosure of Interests in Other Entities, and IFRS13 Fair Value Measurement, in addition to amendments to IAS27 Consolidated and Separate Financial Statements and IAS28 Investments in Associates. Adoption of these new accounting standards and amendments has not had a significant impact on Reed Elsevier’s accounting policies or reporting. With the exception of IFRS13, these standards and amendments have been early adopted for the purposes of Reed Elsevier’s application of IFRS as adopted by the EU.

Reed Elsevier 2013 Interim Results     22

Notes to the combined financial information

2	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a world leading provider of professional information solutions organised as five business segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk Solutions, providing tools that combine proprietary, public and third-party information with advanced technology and analytics; Business Information, providing data services, information and marketing solutions to business professionals; Legal, providing legal, tax, regulatory news & business information to legal, corporate, government, accounting and academic markets; and Exhibitions, organising exhibitions and conferences.

Adjusted operating profit is the key segmental profit measure used by Reed Elsevier in assessing performance. Adjusted operating profit is reconciled to reported figures in note 4.

Revenue

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2012 £m	2012 €m		2013 £m	2012 £m	2013 € m	2012 €m
		Business segment
2,063	2,538	Scientific, Technical & Medical	1,008	978	1,190	1,193
926	1,139	Risk Solutions	473	462	558	564
663	815	Business Information	286	347	338	423
1,610	1,980	Legal	773	780	912	952
854	1,051	Exhibitions	485	486	572	593

6,116	7,523	Total	3,025	3,053	3,570	3,725

		Geographical origin
3,122	3,840	North America	1,557	1,553	1,837	1,895
966	1,188	United Kingdom	476	474	562	578
611	752	The Netherlands	329	310	388	378
788	969	Rest of Europe	344	388	406	474
629	774	Rest of world	319	328	377	400

6,116	7,523	Total	3,025	3,053	3,570	3,725

		Geographical market
3,154	3,879	North America	1,552	1,565	1,831	1,910
442	544	United Kingdom	210	223	248	272
165	203	The Netherlands	87	83	103	101
1,176	1,447	Rest of Europe	535	581	631	709
1,179	1,450	Rest of world	641	601	757	733

6,116	7,523	Total	3,025	3,053	3,570	3,725

Reed Elsevier 2013 Interim Results     23

Notes to the combined financial information

2	Segment analysis (continued)

Adjusted operating profit

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2012 Restated £m	2012 Restated €m		2013 £m	2012 Restated £m	2013 € m	2012 Restated €m
		Business segment
780	960	Scientific, Technical & Medical	372	352	439	430
392	482	Risk Solutions	212	191	250	233
119	146	Business Information	55	63	65	77
234	288	Legal	103	100	122	122
210	258	Exhibitions	151	151	178	184

1,735	2,134	Subtotal	893	857	1,054	1,046

(47)	(58)	Corporate costs	(23)	(25)	(27)	(31)

1,688	2,076	Total	870	832	1,027	1,015

Operating profit

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2012 Restated £m	2012 Restated €m		2013 £m	2012 Restated £m	2013 € m	2012 Restated €m
		Business segment
706	868	Scientific, Technical & Medical	333	315	393	384
281	346	Risk Solutions	160	135	189	165
76	93	Business Information	37	40	43	49
146	180	Legal	50	58	59	71
171	210	Exhibitions	127	134	150	163

1,380	1,697	Subtotal	707	682	834	832

(47)	(58)	Corporate costs	(23)	(25)	(27)	(31)

1,333	1,639	Total	684	657	807	801

3	Combined statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations

Year ended 31 December			£		€
			Six months ended 30 June		Six months ended 30 June
2012 Restated £m	2012 Restated €m		2013 £m	2012 Restated £m	2013 € m	2012 Restated €m
1,309	1,610	Operating profit before joint ventures	673	642	794	783
328	404	Amortisation of acquired intangible assets	160	165	189	201
151	186	Amortisation of internally developed intangible assets	81	75	96	92
76	93	Depreciation of property, plant and equipment	46	38	54	46
31	38	Share based remuneration	13	18	15	22

586	721	Total non cash items	300	296	354	361

(48)	(59)	Increase in working capital	(116)	(76)	(137)	(92)

1,847	2,272	Cash generated from operations	857	862	1,011	1,052

Reed Elsevier 2013 Interim Results     24

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Reconciliation of net borrowings

Year ended						£
31 December					Six months ended 30 June
2012 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2013 £m	2012 £m
(3,433)	At start of period	641	(3,892)	124	(3,127)	(3,433)
(72)	Decrease in cash and cash equivalents	(260)	—	—	(260)	(275)
283	Decrease in borrowings	—	232	—	232	372
—	Payments of cash collateral	—	—	2	2	—

211	Changes in net borrowings resulting from cash flows	(260)	232	2	(26)	97

(13)	Inception of finance leases	—	(8)	—	(8)	(7)
1	Fair value and other adjustments to borrowings and related derivatives	—	56	(54)	2	(4)
107	Exchange translation differences	(7)	(178)	5	(180)	29

(3,127)	At end of period	374	(3,790)	77	(3,339)	(3,318)

Year ended						€
31 December					Six months ended 30 June
2012 €m		Cash & cash equivalents €m	Borrowings € m	Related derivative financial instruments €m	2013 € m	2012 €m
(4,119)	At start of period	788	(4,787)	153	(3,846)	(4,119)
(89)	Decrease in cash and cash equivalents	(307)	—	—	(307)	(335)
349	Decrease in borrowings	—	274	—	274	453
—	Payments of cash collateral	—	—	2	2	—

260	Changes in net borrowings resulting from cash flows	(307)	274	2	(31)	118

(16)	Inception of finance leases	—	(9)	—	(9)	(9)
1	Fair value and other adjustments to borrowings and related derivatives	—	66	(64)	2	(5)
28	Exchange translation differences	(43)	22	(1)	(22)	(99)

(3,846)	At end of period	438	(4,434)	90	(3,906)	(4,114)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Reed Elsevier 2013 Interim Results     25

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Borrowings by year of repayment

				£		€
As at 31 December			As at 30 June		As at 30 June
2012 £m	2012 €m		2013 £m	2012 £m	2013 € m	2012 €m
730	898	Within 1 year	1,020	1,191	1,193	1,477

650	799	Within 1 to 2 years	132	716	154	888
181	223	Within 2 to 3 years	69	125	81	155
400	492	Within 3 to 4 years	425	64	497	79
359	442	Within 4 to 5 years	327	423	383	525
1,572	1,933	After 5 years	1,817	1,331	2,126	1,650

3,162	3,889	After 1 year	2,770	2,659	3,241	3,297

3,892	4,787	Total	3,790	3,850	4,434	4,774

Short term bank loans, overdrafts and commercial paper were backed up at 30 June 2013 by a $2,000m (£1,317m/€1,541m) committed bank facility, which matured in June 2015 and was undrawn. In July 2013 this facility was cancelled and replaced with a new $2,000m facility, maturing in July 2018. This back up facility provides security of funding for $2,000m of short term debt.

Reed Elsevier 2013 Interim Results     26

Notes to the combined financial information

4	Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs and the share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, transaction related fees, and those elements of deferred and contingent consideration required to be expensed under IFRS. Adjusted profit before tax also excludes disposal related and other non operating items and the net financing charge or credit on defined benefit pension schemes. The adjusted tax charge excludes the tax effect of these adjusting items, exceptional tax credits (in 2012 full year only) and movements on deferred tax assets and liabilities related to goodwill and acquired intangible assets. It includes the benefit of tax amortisation where available on goodwill and acquired intangible assets. Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

Year ended 31 December				£		€
			Six months ended 30 June		Six months ended 30 June
2012 Restated £m	2012 Restated €m		2013 £m	2012 Restated £m	2013 € m	2012 Restated €m
1,333	1,639	Operating profit	684	657	807	801
		Adjustments:
329	405	Amortisation of acquired intangible assets	161	166	190	203
21	26	Acquisition related costs	21	8	25	10
5	6	Reclassification of tax in joint ventures	4	1	5	1

1,688	2,076	Adjusted operating profit	870	832	1,027	1,015

1,151	1,416	Profit before tax	626	647	739	790
		Adjustments:
329	405	Amortisation of acquired intangible assets	161	166	190	203
11	14	Net financing cost on defined benefit pension schemes	10	6	11	7
21	26	Acquisition related costs	21	8	25	10
5	6	Reclassification of tax in joint ventures	4	1	5	1
(45)	(56)	Disposals and other non operating items	(44)	(103)	(52)	(127)

1,472	1,811	Adjusted profit before tax	778	725	918	884

(102)	(126)	Tax charge	(114)	(93)	(135)	(114)
		Adjustments:
(77)	(95)	Deferred tax movements on goodwill and acquired intangible assets	(101)	(40)	(119)	(49)
(3)	(4)	Tax on net financing cost on defined benefit pension schemes	(4)	(2)	(4)	(2)
(5)	(6)	Tax on acquisition related costs	(7)	(2)	(9)	(3)
(5)	(6)	Reclassification of tax in joint ventures	(4)	(1)	(5)	(1)
(58)	(71)	Tax on disposals and other non operating items	47	(33)	55	(39)
(96)	(118)	Exceptional prior year tax credit	—	—	—	—

(346)	(426)	Adjusted tax charge	(183)	(171)	(217)	(208)

1,044	1,284	Net profit attributable to parent companies’ shareholders	509	552	601	673
		Adjustments (post-tax):
252	310	Amortisation of acquired intangible assets	60	126	71	154
8	10	Net financing cost on defined benefit pension schemes	6	4	7	5
16	20	Acquisition related costs	14	6	16	7
(103)	(127)	Disposals and other non operating items	3	(136)	3	(166)
(96)	(118)	Exceptional prior year tax credit	—	—	—	—

1,121	1,379	Adjusted net profit attributable to parent companies’ shareholders	592	552	698	673

Reed Elsevier 2013 Interim Results     27

Notes to the combined financial information

4	Adjusted figures (continued)

Year ended			£		€
31 December			Six months ended 30 June		Six months ended 30 June
2012 £m	2012 €m		2013 £m	2012 £m	2013 € m	2012 €m
1,847	2,272	Cash generated from operations	857	862	1,011	1,052
20	25	Dividends received from joint ventures	13	16	15	20
(70)	(86)	Purchases of property, plant and equipment	(28)	(29)	(33)	(35)
7	9	Proceeds from disposals of property, plant and equipment	1	7	1	8
(263)	(323)	Expenditure on internally developed intangible assets	(124)	(121)	(146)	(148)
25	30	Payments relating to exceptional restructuring costs	4	18	5	22
37	45	Payments relating to acquisition related costs	16	25	19	30

1,603	1,972	Adjusted operating cash flow	739	778	872	949

5	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended			£		€
31 December			Six months ended 30 June		Six months ended 30 June
2012 Restated £m	2012 Restated €m		2013 £m	2012 Restated £m	2013 € m	2012 Restated €m
(242)	(290)	At start of period	(466)	(242)	(573)	(290)
(43)	(53)	Service cost (including curtailment credits of £17m/€20m (2012: nil))	(20)	(31)	(24)	(38)
(11)	(14)	Net financing cost on defined benefit pension schemes	(10)	(6)	(11)	(7)
(293)	(360)	Actuarial gains/(losses)	86	(183)	101	(223)
116	143	Contributions by employer	47	64	55	78
7	1	Exchange translation differences	(18)	2	6	(11)

(466)	(573)	At end of period	(381)	(396)	(446)	(491)

The net pension deficit comprises:

As at				£		€
31 December			As at 30 June		As at 30 June
2012 £m	2012 €m		2013 £m	2012 £m	2013 € m	2012 €m
3,806	4,682	Fair value of scheme assets	3,949	3,734	4,620	4,630
(4,112)	(5,058)	Defined benefit obligations of funded schemes	(4,166)	(3,968)	(4,874)	(4,920)

(306)	(376)	Net deficit of funded schemes	(217)	(234)	(254)	(290)
(160)	(197)	Defined benefit obligations of unfunded schemes	(164)	(162)	(192)	(201)

(466)	(573)	Net deficit	(381)	(396)	(446)	(491)

Reed Elsevier 2013 Interim Results     28

Notes to the combined financial information

6	Provisions

The amount recognised in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period were as follows:

Year ended			£		€
31 December			Six months ended 30 June		Six months ended 30 June
2012 £m	2012 €m		2013 £m	2012 £m	2013 € m	2012 €m
126	152	At start of period	169	126	208	152
22	27	Transfers	—	—	—	—
62	76	Charged	—	40	—	49
(36)	(45)	Utilised	(14)	(21)	(17)	(26)
(5)	(2)	Exchange translation differences	10	(1)	2	3

169	208	At end of period	165	144	193	178

The amount as at 30 June 2013 comprises property provisions of £163m/€191m (31 December 2012: £164m/€202m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £2m/€2m (31 December 2012: £5m/€6m).

7	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier in the six months ended 30 June 2013.

8	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

Year ended 31 December 2012			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2013	30 June 2012	30 June 2013	30 June 2012
1.23	1.23	Euro to sterling	1.18	1.22	1.17	1.24
1.59	1.62	US dollars to sterling	1.54	1.58	1.52	1.57
1.29	1.32	US dollars to euro	1.31	1.30	1.30	1.27

Reed Elsevier 2013 Interim Results     29

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated income statement

For the six months ended 30 June 2013

		£
Year ended 31 December		Six months ended 30 June
2012 Restated £m		2013 £m	2012 Restated £m
(2)	Administrative expenses	—	—
(14)	Effect of tax credit equalisation on distributed earnings	(10)	(10)
547	Share of results of joint ventures	269	291

531	Operating profit	259	281
1	Finance income	—	1

532	Profit before tax	259	282
6	Taxation	—	—

538	Profit attributable to ordinary shareholders	259	282

Condensed consolidated statement of comprehensive income

For the six months ended 30 June 2013

		£
Year ended 31 December		Six months ended 30 June
2012 Restated £m		2013 £m	2012 Restated £m
538	Profit attributable to ordinary shareholders	259	282
(132)	Share of joint ventures’ other comprehensive income/(expense) for the period	116	(71)

406	Total comprehensive income for the period	375	211

Earnings per ordinary share

For the six months ended 30 June 2013

£
Year ended 31 December		Six months ended 30 June
2012 Restated pence		2013 pence	2012 Restated pence
44.8p	Basic earnings per share	22.0p	23.4p
44.3p	Diluted earnings per share	21.7p	23.2p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2013 Interim Results     30

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated statement of cash flows

For the six months ended 30 June 2013

			£
Year ended 31 December		Six months ended 30 June
2012 £m		2013 £m	2012 £m
	Cash flows from operating activities
(2)	Cash used by operations	—	—
1	Interest received	—	1
(2)	Tax paid	(1)	(1)

(3)	Net cash used in operating activities	(1)	—

	Cash flows from investing activities
694	Dividends received from joint ventures	103	73

694	Net cash from investing activities	103	73

	Cash flows from financing activities
(264)	Equity dividends paid	(200)	(191)
(143)	Repurchase of ordinary shares	(164)	—
33	Proceeds on issue of ordinary shares	36	4
(317)	Decrease/(increase) in net funding balances due from joint ventures	226	114

(691)	Net cash used in financing activities	(102)	(73)

—	Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

As at 30 June 2013

			£
As at 31 December		As at 30 June
2012 £m		2013 £m	2012 £m
	Non-current assets
1,207	Investments in joint ventures	1,271	1,194

1,207	Total assets	1,271	1,194

	Current liabilities
1	Taxation	—	8

1	Total liabilities	—	8

1,206	Net assets	1,271	1,186

	Capital and reserves
181	Called up share capital	181	180
1,208	Share premium account	1,244	1,180
(447)	Shares held in treasury (including in joint ventures)	(590)	(304)
4	Capital redemption reserve	4	4
87	Translation reserve	179	139
173	Other reserves	253	(13)

1,206	Total equity	1,271	1,186

Approved by the board of directors, 24 July 2013.

Reed Elsevier 2013 Interim Results     31

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated statement of changes in equity

For the six months ended 30 June 2013

							£
	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2013	181	1,208	(447)	4	87	173	1,206
Total comprehensive income for the period	—	—	—	—	92	283	375
Equity dividends paid	—	—	—	—	—	(200)	(200)
Issue of ordinary shares, net of expenses	—	36	—	—	—	—	36
Repurchase of ordinary shares	—	—	(164)	—	—	—	(164)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	5	5
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	21	—	—	(21)	—
Equalisation adjustments	—	—	—	—	—	13	13

Balance at 30 June 2013	181	1,244	(590)	4	179	253	1,271

Balance at 1 January 2012	180	1,176	(308)	4	159	(62)	1,149
Total comprehensive income for the period	—	—	—	—	(20)	231	211
Equity dividends paid	—	—	—	—	—	(191)	(191)
Issue of ordinary shares, net of expenses	—	4	—	—	—	—	4
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	10	10
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	4	—	—	(4)	—
Share of joint ventures’ disposal of non-controlling interests	—	—	—	—	—	3	3

Balance at 30 June 2012	180	1,180	(304)	4	139	(13)	1,186

Balance at 1 January 2012	180	1,176	(308)	4	159	(62)	1,149
Total comprehensive income for the year	—	—	—	—	(72)	478	406
Equity dividends paid	—	—	—	—	—	(264)	(264)
Issue of ordinary shares, net of expenses	1	32	—	—	—	—	33
Repurchase of ordinary shares	—	—	(143)	—	—	—	(143)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	16	16
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	4	—	—	(4)	—
Share of joint ventures’ disposal of non-controlling interests	—	—	—	—	—	3	3
Equalisation adjustments	—	—	—	—	—	6	6

Balance at 31 December 2012	181	1,208	(447)	4	87	173	1,206

Reed Elsevier 2013 Interim Results     32

Reed Elsevier PLC

Consolidated financial information

Notes to the consolidated financial information

1	Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.

Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2013.

The summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The interim figures for the six months ended 30 June 2013 and the comparative amounts to 30 June 2012 have been reviewed but are unaudited. The summary financial information for the year ended 31 December 2012 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2012, which have been filed with the UK Registrar of Companies and received an unqualified audit report.

The condensed consolidated financial information has been prepared in accordance with IAS34 Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on page 158 of the Reed Elsevier Annual Reports and Financial Statements 2012. As described on page 21, the combined businesses adopted IAS19 Employee Benefits (revised) with effect from 1 January 2013. As required under the revised standard, comparative figures have been restated. For the six month period ended 30 June 2012, Reed Elsevier PLC’s share of results of joint ventures is £7m lower and basic earnings per share is 0.6p lower than previously reported. On an adjusted basis, earnings per share is 0.4p lower than previously reported.

With effect from 1 January 2013, the combined business also adopted various other standards, interpretations and amendments to IFRS, none of which have had a significant impact on Reed Elsevier’s accounting policies or reporting.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

								£
Year ended 31 December				Six months ended 30 June
Profit attributable to ordinary shareholders	Basic earnings per share			Profit attributable to ordinary shareholders		Basic earnings per share
2012 Restated £m	2012 Restated pence			2013 £m	2012 Restated £m	2013 pence		2012 Restated pence
538	44.8	p	Reported figures	259	282	22.0	p	23.4	p
14	1.1	p	Effect of tax credit equalisation on distributed earnings	10	10	0.8	p	0.9	p

552	45.9	p	Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	269	292	22.8	p	24.3	p
41	3.5	p	Share of adjustments in joint ventures	44	—	3.7	p	—

593	49.4	p	Adjusted figures	313	292	26.5	p	24.3	p

Reed Elsevier 2013 Interim Results     33

Reed Elsevier PLC

Consolidated financial information

3	Dividends

During the six months ended 30 June 2013, the 2012 final dividend of 17.0p per ordinary share was paid at a cost of £200m (2012: 2011 final dividend 15.9p per ordinary share; £191m). On 24 July 2013 an interim dividend of 6.65p per ordinary share (2012: 2012 interim dividend 6.00p per ordinary share) was declared by the directors of Reed Elsevier PLC. The 2013 interim dividend will be paid on the ordinary shares on 29 August 2013, with ex-dividend and record dates of 7 August 2013 and 9 August 2013 respectively. The cost of this dividend of £78m (2012 interim: £73m) will be recognised when paid.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

4	Share capital and treasury shares

Year ended 31 December		Six months ended 30 June
2012				2013	2012
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
	Number of ordinary shares
1,202.6	At start of period	1,257.6	(71.0)	1,186.6	1,202.6
6.7	Issue of ordinary shares	6.8	—	6.8	0.9
(23.3)	Repurchase of ordinary shares	—	(22.6)	(22.6)	—
0.6	Net release of shares by the employee benefit trust	—	3.2	3.2	0.6

1,186.6	At end of period	1,264.4	(90.4)	1,174.0	1,204.1

1,200.6	Weighted average number of equivalent ordinary shares during the period			1,179.9	1,203.7

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,608m at 30 June 2013 (31 December 2012: £3,595m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the six months ended 30 June 2013.

Reed Elsevier 2013 Interim Results     34

Reed Elsevier NV

Consolidated financial information

Condensed consolidated income statement

For the six months ended 30 June 2013

			€
Year ended 31 December		Six months ended 30 June
2012 Restated €m		2013 € m	2012 Restated €m
(2)	Administrative expenses	(1)	(1)
638	Share of results of joint ventures	299	333

636	Operating profit	298	332
8	Finance income	4	6

644	Profit before tax	302	338
(2)	Taxation	(1)	(1)

642	Profit attributable to shareholders	301	337

Condensed consolidated statement of comprehensive income

For the six months ended 30 June 2013

			€
Year ended 31 December		Six months ended 30 June
2012 Restated €m		2013 € m	2012 Restated €m
642	Profit attributable to shareholders	301	337
(121)	Share of joint ventures’ other comprehensive income/(expense) for the period	60	(37)

521	Total comprehensive income for the period	361	300

Earnings per ordinary share

For the six months ended 30 June 2013

			€
Year ended 31 December		Six months ended 30 June
2012 Restated €		2013 €	2012 Restated €
€0.87	Basic earnings per share	€0.42	€0.46
€0.87	Diluted earnings per share	€0.41	€0.45

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2013 Interim Results     35

Reed Elsevier NV

Consolidated financial information

Condensed consolidated statement of cash flows

For the six months ended 30 June 2013

			€
Year ended 31 December		Six months ended 30 June
2012 € m		2013 € m	2012 €m
	Cash flows from operating activities
(5)	Cash used by operations	(2)	(2)
6	Interest received	7	7
(2)	Tax paid	(1)	—

(1)	Net cash from/(used in) operating activities	4	5

	Cash flows from investing activities
754	Dividends received from joint ventures	186	138

754	Net cash from investing activities	186	138

	Cash flows from financing activities
(319)	Equity dividends paid	(230)	(228)
(141)	Repurchase of shares	(161)	—
18	Proceeds on issue of ordinary shares	50	1
(313)	Decrease/(increase) in net funding balances due from joint ventures	151	84

(755)	Net cash used in financing activities	(190)	(143)

(2)	Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

As at 30 June 2013

			€
As at 31 December		As at 30 June
2012 € m		2013 € m	2012 €m
	Non-current assets
1,455	Investments in joint ventures	1,461	1,447
	Current assets
4	Amounts due from joint ventures	1	1
1	Cash and cash equivalents	1	3

5		2	4

1,460	Total assets	1,463	1,451

	Current liabilities
7	Payables	6	9
51	Taxation	51	52

58	Total liabilities	57	61

1,402	Net assets	1,406	1,390

	Capital and reserves
54	Share capital issued	54	54
2,189	Paid-in surplus	2,239	2,172
(571)	Shares held in treasury (including in joint ventures)	(704)	(430)
(42)	Translation reserve	(13)	30
(228)	Other reserves	(170)	(436)

1,402	Total equity	1,406	1,390

Approved by the board of directors, 24 July 2013.

Reed Elsevier 2013 Interim Results     36

Reed Elsevier NV

Consolidated financial information

Condensed consolidated statement of changes in equity

For the six months ended 30 June 2013

						€
	Share capital €m	Paid-in surplus €m	Shares held In treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at 1 January 2013	54	2,189	(571)	(42)	(228)	1,402
Total comprehensive income for the period	—	—	—	34	327	361
Equity dividends paid	—	—	—	—	(230)	(230)
Issue of ordinary shares, net of expenses	—	50	—	—	—	50
Repurchase of shares	—	—	(161)	—	—	(161)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	6	6
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	23	—	(23)	—
Equalisation adjustments	—	—	—	—	(22)	(22)
Exchange translation differences	—	—	5	(5)	—	—

Balance at 30 June 2013	54	2,239	(704)	(13)	(170)	1,406

Balance at 1 January 2012	54	2,171	(432)	6	(496)	1,303
Total comprehensive income for the period	—	—	—	21	279	300
Equity dividends paid	—	—	—	—	(228)	(228)
Issue of ordinary shares, net of expenses	—	1	—	—	—	1
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	11	11
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	5	—	(5)	—
Share of joint ventures’ disposal of non-controlling interests	—	—	—	—	3	3
Exchange translation differences	—	—	(3)	3	—	—

Balance at 30 June 2012	54	2,172	(430)	30	(436)	1,390

Balance at 1 January 2012	54	2,171	(432)	6	(496)	1,303
Total comprehensive income for the year	—	—	—	(51)	572	521
Equity dividends paid	—	—	—	—	(319)	(319)
Issue of ordinary shares, net of expenses	—	18	—	—	—	18
Repurchase of shares	—	—	(141)	—	—	(141)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	19	19
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	5	—	(5)	—
Share of joint ventures’ disposal of non-controlling interests	—	—	—	—	4	4
Equalisation adjustments	—	—	—	—	(3)	(3)
Exchange translation differences	—	—	(3)	3	—	—

Balance at 31 December 2012	54	2,189	(571)	(42)	(228)	1,402

Reed Elsevier 2013 Interim Results     37

Reed Elsevier NV

Consolidated financial information

Notes to the consolidated financial information

1	Basis of preparation

The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.

The Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2013.

The interim figures for the six months ended 30 June 2013 and the comparative amounts to 30 June 2012 have been reviewed but are unaudited. The summary financial information for the year ended 31 December 2012 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2012, which received an unqualified audit report.

The summary financial information has been prepared in accordance with IAS34 Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 178 and 179 of the Reed Elsevier Annual Reports and Financial Statements 2012 . As described on page 21, the combined businesses adopted IAS19 Employee Benefits (revised) with effect from 1 January 2013. As required under the revised standard, comparative figures have been restated. For the six month period ended 30 June 2012, Reed Elsevier NV’s share of results of joint ventures is €8m lower and basic earnings per share is €0.01 lower than previously reported. On an adjusted basis, earnings per share is €0.01 lower than previously reported.

With effect from 1 January 2013, the combined business also adopted various other standards, interpretations and amendments to IFRS, none of which have had a significant impact on Reed Elsevier’s accounting policies or reporting,

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

						€
Year ended 31 December			Six months ended 30 June
Profit attributable to ordinary shareholders	Basic earnings per share		Profit attributable to ordinary shareholders		Basic earnings per share
2012 Restated €m	2012 Restated €		2013 € m	2012 Restated €m	2013 €	2012 Restated €
642	€0.87	Reported figures	301	337	€0.42	€0.46
48	€0.07	Share of adjustments in joint ventures	48	—	€0.06	—

690	€0.94	Adjusted figures	349	337	€0.48	€0.46

Reed Elsevier 2013 Interim Results     38

Reed Elsevier NV

Consolidated financial information

3	Dividends

During the six months ended 30 June 2013, the 2012 final dividend of €0.337 per ordinary share was paid at a cost of €230m (2012: 2011 final dividend €0.326 per ordinary share; €228m). On 24 July 2013 an interim dividend of €0.132 per ordinary share (2012: 2012 interim dividend €0.130 per ordinary share) was declared by the directors of Reed Elsevier NV. The 2013 interim dividend will be paid on the ordinary shares on 29 August 2013, with ex-dividend and record dates of 7 August 2013 and 9 August 2013 respectively. The cost of this dividend of €90m (2012 interim: €91m) will be recognised when paid.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

4	Share capital and treasury shares

Year ended 31 December		Six months ended 30 June
2012					2013	2012
Ordinary share equivalents net of treasury shares (millions)		Ordinary shares in issue (millions)	R shares in issue (millions)	Treasury shares (millions)	Ordinary share equivalents net of treasury shares (millions)	Ordinary share equivalents net of treasury shares (millions)
	Number of ordinary shares or equivalents
735.8	At start of period	726.0	43.0	(44.2)	724.8	735.8
1.9	Issue of ordinary shares	4.9	—	—	4.9	0.1
(13.3)	Repurchase of ordinary and R shares	—	—	(13.1)	(13.1)	—
0.4	Net release of shares by employee benefit trust	—	—	1.9	1.9	0.3

724.8	At end of period	730.9	43.0	(55.4)	718.5	736.2

734.0	Weighted average number of equivalent ordinary shares during the period				721.2	735.7

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.

At 30 June 2013 4,240,838 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

At 30 June 2013 treasury shares included 62,341 R shares (2012: nil), equivalent to 623,410 Reed Elsevier NV ordinary shares.

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,222m at 30 June 2013 (31 December 2012: €4,422m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the six months ended 30 June 2013.

Reed Elsevier 2013 Interim Results     39

Additional information for

US investors

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed combined income statement

			$
Year ended 31 December		Six months ended 30 June
2012 Restated US$m		2013 US$m	2012 Restated US$m
9,724	Revenue	4,659	4,824
2,119	Operating profit	1,053	1,038
1,830	Profit before tax	964	1,022
1,660	Profit attributable to parent companies’ shareholders	784	872

2,684	Adjusted operating profit	1,340	1,315
2,340	Adjusted profit before tax	1,198	1,146
1,782	Adjusted profit attributable to parent companies’ shareholders	912	872

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$2.85	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.36	$1.49
$2.25	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.10	$1.19
	Adjusted earnings per American Depositary Share (ADS)
$3.14	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.63	$1.54
$2.43	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.25	$1.19

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted net profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.

Condensed combined statement of cash flows

			$

Year ended 31 December		Six months ended 30 June
2012 US$m		2013 US$m	2012 US$m
2,237	Net cash from operating activities	904	1,019
(757)	Net cash from/(used in) investing activities	5	(288)
(1,594)	Net cash used in financing activities	(1,309)	(1,166)

(114)	Decrease in cash and cash equivalents	(400)	(435)

2,549	Adjusted operating cash flow	1,138	1,229

Reed Elsevier 2013 Interim Results     40

Additional information for

US investors

Condensed combined statement of financial position

			$
As at 31 December		As at 30 June
2012		2013	2012
US$m		US$m	US$m
13,738	Non-current assets	13,543	13,659
3,624	Current assets	2,736	2,963
481	Assets held for sale	151	99

17,843	Total assets	16,430	16,721

6,347	Current liabilities	6,167	6,649
7,591	Non-current liabilities	6,496	6,459
156	Liabilities associated with assets held for sale	55	49

14,094	Total liabilities	12,718	13,157

3,749	Net assets	3,712	3,564

Reed Elsevier 2013 Interim Results     41

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed combined financial information and respective condensed consolidated parent company financial information, which have been prepared in accordance with IAS34 Interim Financial Reporting as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the combined businesses and respective parent company groups, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

At the date of this statement, the directors of Reed Elsevier PLC and Reed Elsevier NV are those listed in the Reed Elsevier Annual Reports and Financial Statements 2012 with the exception of Mark Elliott and David Reid who retired from the Boards of Reed Elsevier PLC and Reed Elsevier NV in April 2013. Additionally, Dr Wolfhart Hauser joined the Boards of Reed Elsevier PLC and Reed Elsevier NV in April 2013.

By order of the Board of Reed Elsevier PLC	By order of the Board of Reed Elsevier NV
24 July 2013	24 July 2013

A J Habgood	D J Palmer	A J Habgood	D J Palmer
Chairman	Chief Financial Officer	Chairman	Chief Financial Officer

Reed Elsevier 2013 Interim Results     42

Independent review report

to Reed Elsevier PLC and Reed Elsevier NV

Introduction

We have been engaged by the Boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the Combined Businesses”) for the six months ended 30 June 2013 which comprises the condensed combined income statement, condensed combined statement of comprehensive income, condensed combined statement of cash flows, condensed combined statement of financial position, condensed combined statement of changes in equity and related notes 1 to 8.

We have also reviewed the financial information of Reed Elsevier PLC and Reed Elsevier NV for the six months ended 30 June 2013 which comprise, respectively, the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related notes 1 to 5.

We have read the other information contained in the Reed Elsevier 2013 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the combined financial information.

This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with ISRE 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (UK and Ireland) and as issued by the IAASB (ISRE “2410”). Our work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The Reed Elsevier Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and Dutch Law. The annual financial statements of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier’s combined financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying financial information has been prepared in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union.

Our responsibility

Our responsibility is to express to Reed Elsevier PLC and Reed Elsevier NV a conclusion on the accompanying financial information based on our reviews.

Scope of Reviews

We conducted our reviews in accordance with ISRE 2410. A review of accompanying financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and Dutch Law.

Deloitte LLP	Deloitte Accountants BV
Chartered Accountants and Statutory Auditor	A Sandler
London	Amsterdam
United Kingdom	The Netherlands
24 July 2013	24 July 2013

Reed Elsevier 2013 Interim Results     43

Investor information

Financial calendar

2013
25 July	PLC	Interim results announcement for the six months to 30 June 2013
NV

7 August	PLC	Ex-dividend date – 2013 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary
	NV	shares and ADRs

9 August	PLC	Record date – 2013 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
	NV	and ADRs

29 August	PLC	Payment date – 2013 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
NV

5 September	PLC	Payment date – 2013 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
NV

7 November	PLC	Interim management statement issued in relation to the 2013 financial year
NV

2014
27 February	PLC	Results announcement for the year to 31 December 2013
NV

23 April	PLC	Interim management statement issued in relation to the 2014 financial year
NV

24 July	PLC	Interim results announcement for the six months to 30 June 2014
NV

Listings

Reed Elsevier PLC	Reed Elsevier NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) – ISIN No. GB00B2B0DG97	Ordinary shares (REN) – ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RUK) – CUSIP No. 758205207	American Depositary Shares (ENL) – CUSIP No. 758204200
Each ADR represents four ordinary shares	Each ADR represents two ordinary shares

Reed Elsevier 2013 Interim Results     44

Investor Information

Contacts

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
Tel: +44 (0)20 7166 5500	Tel: +31 (0)20 485 2222
Fax: +44 (0)20 7166 5799	Fax: +31 (0)20 485 2032

Auditors
Deloitte LLP	Deloitte Accountants B.V.
2 New Street Square	Orlyplein 50
London EC4A 3BZ	1043 DP Amsterdam
United Kingdom	The Netherlands

Registrar Equiniti Limited	Corporate broker ABN AMRO Bank N.V.	Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
Aspect House	Gustav Mahlerlaan 10	BNY Mellon (ADRs)
Spencer Road	1082 PP Amsterdam	PO Box 43006
Lancing	The Netherlands	Providence RI, 02940-3006
West Sussex	www.securitiesinfo.nl	USA
BN99 6DA		www.adrbny.com
United Kingdom		email: shrrelations@bnymellon.com
www.shareview.co.uk		Tel: +1 888 269 2377
Tel: 0871 384 2960 (calls cost 8p per minute plus additional network charges where applicable)		+1 201 680 6825 (outside the US)
Tel: +44 121 415 7047 (non-UK callers)

For further investor information visit:
www.reedelsevier.com
This announcement is available on the Reed Elsevier website. Copies are available to the public from the registered offices of the respective Reed Elsevier companies shown above.